Exhibit 99.1

VivoPower International PLC Announces Proposed $58m Nordic Distribution Deal for Tembo Electric Light Vehicles

●	Upon completion, Arctic Trucks Limited would commit to purchase 800 electric light vehicle conversion kits from VivoPower subsidiary Tembo e-LV B.V over the next 5 ½ years

●	Arctic Trucks specializes in re-engineering and conversion of four-wheel drive vehicles for extreme conditions

●	VivoPower estimates the value of the Proposed Agreement to be US$58m

●	The Proposed Agreement would mark the Company’s third major distribution deal across three continents

LONDON, June 2, 2021 (GLOBE NEWSWIRE) - VivoPower International PLC (NASDAQ: VVPR, the “Company”) is pleased to announce that the Company and its wholly-owned subsidiary, Tembo e-LV B.V. (“Tembo”), have entered into a non-binding Heads of Terms with leading ruggedized vehicle converter Arctic Trucks Limited (“Arctic Trucks”) for Arctic Trucks to convert and distribute Tembo electric light vehicles (“e-LVs”) in Norway, Sweden, Iceland and Finland.

Under the proposed agreement (the “Proposed Agreement”), Arctic Trucks would commit to purchase 800 Tembo e-LV conversion kits through December 2026. Based upon the Company’s estimates, these orders could be worth an estimated US$58 million in total value over the life of the Proposed Agreement. The Proposed Agreement must be finalized prior to June 30, 2021, unless the parties agree to an extension, and all purchase commitments would be subject to the terms and conditions set forth in the final agreement.

The Tembo kits transform diesel-powered Toyota Land Cruiser and Hilux vehicles into ruggedized e-LVs for use in mining and other hard-to-decarbonize sectors, including construction and defence. Alongside solar generation, battery storage and on-site power distribution, Tembo e-LV products are a key component of VivoPower’s turnkey net-zero solutions for corporate decarbonization.

This Proposed Agreement would mark VivoPower’s third major distribution deal in 2021 for Tembo e-LVs across three continents and would continue to advance the Company’s aim to build a global Tembo distribution network before the end of this year. The Company previously completed a distribution deal with GB Auto Group in Australia in January, and announced a non-binding Heads of Terms with Acces Industriel Mining Inc. for distribution of Tembo e-LVs in Canada last week. The latter deal is expected to be formalized before the end of June.

Arctic Trucks specializes in the re-engineering and conversion of four-wheel drive vehicles for extreme conditions, particularly in the harsh polar regions. Arctic Trucks vehicles have enabled ventures to the North Pole and erupting Icelandic volcano Eyjafjallajökull on television’s Top Gear and set the Guinness World Record for the fastest overland journey to the South Pole. Those credentials made Arctic Trucks a natural choice for a partnership to convert and distribute Tembo e-LVs designed for mining and other ruggedized applications.

Kevin Chin, Executive Chairman and CEO of VivoPower, said: “We are extremely pleased to be partnering with Arctic Trucks to expand the distribution reach of our Tembo vehicles. Tembo e-LVs are engineered and built to enable decarbonization through fleet electrification in some of the world’s harshest and most carbon-heavy industries. Arctic Trucks are no strangers to the challenges of engineering vehicles for ruggedized environments, and we look forward to working with them to help mining and other customers in the Nordic regions achieve net-zero carbon goals previously thought impossible.”

Under the Proposed Agreement, it is intended that Arctic Trucks would commit to purchase the 800 kits from VivoPower as scheduled over the duration of the agreement, acquire an equal number of Land Cruisers or Hilux from Toyota, convert the vehicles to ruggedized e-LVs using the Tembo solutions, sell the units on and be retained by customers for servicing and maintenance.

VivoPower and Arctic Trucks intend to finalize the Proposed Agreement as soon as practicable.

About VivoPower

VivoPower is a sustainable energy solutions company focused on battery storage, electric solutions for customized and ruggedized fleet applications, solar and critical power technology and services. The Company's core purpose is to provide its customers with turnkey decarbonization solutions that enable them to move toward net zero carbon status. VivoPower is a certified B Corporation with operations in Australia, Canada, the Netherlands, the United Kingdom and the United States.

All trademarks referenced herein are the property of their respective owners.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the United States federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the potential timing and completion of the Proposed Agreement, including finalizing due diligence and negotiations with Arctic Trucks, the formal execution of and entry into the Proposed Agreement or other definitive documents with Arctic Trucks, and the related potential value of the Proposed Agreement, or potential revenue to be derived from the Proposed Agreement. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

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